UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 13, 2016

LILIS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

216 16th Street, Suite #1350
Denver, CO	80202
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Defi nitive Agreement.

As previously disclosed in the Current Report on Form 8-K filed by Lilis Energy, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission, on January 5, 2016, the Company, Lilis Merger Sub, Inc. (“Merger Sub”) and Brushy Resources, Inc. (“Brushy”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 29, 2015.

On January 20, 2016, the Company, Merger Sub and Brushy entered into an amendment to the Merger Agreement (the “Amendment”). Pursuant to the Amendment: (i) the amount of the refundable deposit was increased by $1 million to a total of $2 million and (ii) the scope of the refundable deposit was broadened such that it now covers the amount paid by Lilis to Independent Bank on December 29, 2015 in addition to certain other matters, such as payments towards accounts payable, transactions costs and other Brushy operating costs.

A copy of the Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of G. Tyler Runnels from the Board of Directors

On January 13, 2016, G. Tyler Runnels notified the Board of Directors (the “Board”) of the Company of his decision to resign from the Board, effective immediately. The decision of Mr. Runnels to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of R. Glenn Dawson to the Board of Directors

Effective January 13, 2016, the Board appointed R. Glenn Dawson as a new independent director to the Board, and to the Audit Committee (the “Audit Committee”) of the Board which fills the vacancy on that committee.

In connection with Mr. Dawson’s appointment, the Company has entered into an independent director agreement with Mr. Dawson providing that as compensation for serving as a director, he will receive (i) an initial grant of 100,000 shares of the Company’s Common Stock, par value $0.0001 (the “Common Stock”) which Common Stock shall vest in three equal annual installments upon the anniversary of appointment, (ii) $60,000 in annual cash compensation as director’s fees paid quarterly, (iii) an annual grant of shares of Common Stock equal to $60,000 based on the most recent closing price of the Common Stock on each annual anniversary following his appointment and (iv) 450,000 options to purchase shares of Common Stock of which 250,000 vested immediately and 200,000 vest in three equal annual installments upon the anniversary of appointment.

There is no arrangement or understanding between Mr. Dawson and any other person pursuant to which Mr. Dawson was appointed as a director of the Company.

Item 7.01 Regulation FD Disclosure.

On January 14, 2016, the Company issued a press release announcing the appointment of Mr. Dawson to the Board and the appointment of Mr. Ormand to the position of Chairman of Board, discussed further below. A copy of that press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

On January 14, 2016, the Company posted an investor presentation on its website, www.lilisenergy.com. A copy of the presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and can be reviewed in the “Investors” section of the Company’s website.

The information in this Item 7.01 shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01    Other Events.

Appointment of Ronald D. Ormand to Chairman of the Board of Directors

Effective January 13, 2016, the Company's Board appointed Ronald D. Ormand, one of the Company's independent directors, to serve as the Chairman of the Board. Mr. Ormand replaces Mr. Brandolini as Chairman of the Board.

On December 16, 2015, the Company announced that it had received a letter from Nasdaq stating that, due to the fact that as a result of the Company’s determination that Mr. Ronald D. Ormand is not “independent” under SEC Rule 10A-3, the Company did not satisfy NASDAQ Listing Rule 5605(c)(2) insofar as the Company does not have an audit committee solely composed of at least three independent directors. The Company believes that with the appointment of Mr. Dawson to its Audit Committee, the Company is now in compliance with NASDAQ Listing Rule 5605(c)(2) independence standards.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated January 20, 2016, by and among Lilis Energy, Inc., Lilis Merger Sub, Inc. and Brushy Resources, Inc.
99.1	Press Release of Lilis Energy, Inc. dated January 14, 2016.
99.2	Lilis Energy, Inc. Investor Presentation, January 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 20, 2016	LILIS ENERGY, INC.

	By:	/s/ Kevin Nanke
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
2.1	First Amendment to Agreement and Plan of Merger, dated January 20, 2016, by and among Lilis Energy, Inc., Lilis Merger Sub, Inc. and Brushy Resources, Inc.
99.1	Press Release of Lilis Energy, Inc. dated January 14, 2016.
99.2	Lilis Energy, Inc. Investor Presentation, January 2016.

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